UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-42426

FAST TRACK GROUP

(Exact Name as Specified in its Charter)

600 North Bridge Road, Parkview Square #24-01

Singapore 188778

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

As previously disclosed, on July 6, 2026, Fast Track Events Pte Ltd (“FTE”), the operating subsidiary of Fast Track Group (the “Company”), entered into a Non-Binding Memorandum of Understanding (“MOU”) with Sony Music Entertainment Malaysia Sdn Bhd (“Sony Music”). Pursuant to the MOU, FTE and Sony Music engaged in a strategic partnership to promote artists in both online and offline formats throughout Southeast Asia.

As previously disclosed on July 22, 2026, on July 20, 2026, FTE entered into a Strategic Co-Brand Partnership Agreement with Sony Music regarding the Global Digital Content Platform (the “Digital Content Platform Agreement”).

Simultaneously, on July 20, 2026, FTE entered into Strategic Co-Brand Partnership Agreement: Offline Launchpad (“Offline Launchpad Agreement”) wherein FTE and Sony agreed to a strategic co-brand partnership regarding the Offline Regional Launchpad Initiative, designed to produce live showcases, regional touring, and physical entertainment events throughout Southeast Asia.

Similar to the Global Digital Content Platform Agreement, pursuant to the Offline Launchpad Agreement, FTE shall retain 100% ownership of the intellectual property rights developed, deployed, or utilized for the Offline Launchpad, and is entitled to 90% of net profit derived from the projects.

The full text of the Offline Launchpad Agreement is attached as Exhibit 10.1 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibit is being filed herewith:

Exhibit No.	Description of Exhibit

10.1	Strategic Co-Brand Partnership Agreement: Offline Launchpad, dated July 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 23, 2026

FAST TRACK GROUP

By:	/s/ Lim Sin Foo, Harris
Name:	Lim Sin Foo, Harris
Title:	Chief Executive Officer and Director